UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a press release dated August 8, 2019 of Global Ship Lease, Inc. (the “Company”) reporting the results of the Company’s Annual Meeting of Shareholders for 2019.
The information contained in this Report is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-231509), filed with the U.S. Securities and Exchange Commission effective May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: August 9, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit 99.1

Global Ship Lease Announces Results of 2019 Annual Meeting of Shareholders

LONDON, Aug. 08, 2019 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”) today announced the election of two Term II Directors at the Company’s Annual Meeting of Shareholders for 2019, held today in London.
The Directors, Michael Chalkias and George Giouroukos, were elected to serve until the 2022 Annual Meeting of Shareholders and until such time as a successor has been duly elected and qualified.
Additionally, the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accounting firm for the fiscal year ending December 31, 2019 was ratified.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 39 ships and has contracted to purchase a further two ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 11.9 years as at June 30, 2019.
The average remaining term of the Company’s charters at June 30, 2019, to the mid-point of redelivery, including options under owner’s control, was 2.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $823.0 million. Contracted revenue was $913.4 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.2 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Source: Global Ship Lease, Inc.